UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Photoworks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71940B208

(CUSIP Number)

Robert Dellenbach, Esq.	Joseph Waechter
c/o Fenwick and West LLP	c/o California Pacific Capital LLC
275 Battery Street	50 California Street, Suite 1500
San Francisco, CA 94111	San Francisco California, 94111
(415) 875-2323	(415) 315-2015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ❑

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71940B208	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JOSEPH WAECHTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ❑ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,468,271 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,468,271 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,468,271 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (2) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 247,619 shares of Common Stock subject to a Warrant (defined below) exercisable within 60 days of this report.

(2)	Excludes shares held by other parties to the Purchase Agreement (defined below) and any other agreement described herein.

(3)	Based on 19,794,672 shares of Common Stock outstanding as of August 1, 2005, plus shares issuable upon excercise of the Warrant.

SCHEDULE 13D

CUSIP No. 71940B208	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CALIFORNIA PACIFIC CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ❑ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,468,271 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,468,271 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,468,271 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (2) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 247,619 shares of Common Stock subject to a Warrant (defined below) exercisable within 60 days of this report.

(2)	Excludes shares held by other parties to the Purchase Agreement (defined below) and any other agreement described herein.

(3)	Based on 19,794,672 shares of Common Stock outstanding as of August 1, 2005, plus shares issuable upon excercise of the Warrant.

SCHEDULE 13D

CUSIP No. 71940B208	Page 4 of 10 Pages

Statement on Schedule 13D

     This Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below, and relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Photoworks, Inc., a Delaware corporation (the “Issuer”).

ITEM 1.      SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1260 16th Avenue West, Seattle, Washington 98119.

ITEM 2.     IDENTITY AND BACKGROUND.

     This statement is filed by Joseph Waechter (“Waechter”) and California Pacific Capital LLC (“CPC”), each a “Reporting Person” and collectively the “Reporting Persons” in this Schedule 13D. Although this statement is being made jointly by the Reporting Persons, each Reporting Person expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

     The principal business address of Waechter is c/o California Pacific Capital LLC, 50 California Street, Suite 1500, San Francisco, California 94111. Waechter’s principal occupation is to act as an officer, director or other manager of various entities engaged in investment activities, including managing member of CPC and president, chief executive officer and a director of Sunra Capital Holdings Ltd. (“Sunra”), the registered holder of the securities reported herein. Waechter has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, Waechter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Waechter is a citizen of the United States.

     CPC was formed on August 15, 2002, as a limited liability company under the laws of the State of Delaware. The principal business address of CPC is 50 California Street, Suite 1500, San Francisco, California 94111. CPC’s principal business is to engage in various investment activities, including providing investment advice. Pursuant to the Management Agreement dated as of September 9, 2002 attached as Exhibit B to this filing, CPC has exclusive voting and investment control over the funds and assets of Sunra, including the shares of the Issuer’s Common Stock and Warrant owned by Sunra described below in Item 3. No member or manager of CPC has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, no member or manager of CPC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 71940B208	Page 5 of 10 Pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 16, 2005, Sunra purchased from the Issuer $2,000,000 of debentures for cash, pursuant to a Convertible Note, Warrant and Common Stock Purchase Agreement between the Issuer and Sunra (the “Purchase Agreement”). The debentures bore interest at 6% per annum and were due and payable on April 30, 2008. The debentures were initially convertible into an aggregate of 18,442,876 shares of Common Stock of the Issuer at a conversion price of $0.1078 per share. In addition to the debentures, Sunra acquired a warrant to purchase 1,904,767 shares of Common Stock at an exercise price of $0.21 per share. On July 18, 2005, the Issuer effected a 5-to-1 reverse stock split of its Common Stock. As a result, (a) the number of shares of Common Stock into which the principal of the debentures were convertible was reduced from 18,442,876 shares to 3,688,575 shares, and the conversion price increased from $0.1078 per share to $0.539 per share; and (b) the number of shares of Common Stock exercisable under the warrant was reduced from 1,904,767 shares to 380,953 shares, and the exercise price increased from $0.21 per share to $1.05 per share. The debentures and warrant were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended.

     On July 27, 2005, Sunra converted the principal and accrued interest under the debentures into 3,808,778 shares of Common Stock and a warrant to purchase 247,619 shares of Common Stock (the “Warrant”). The conversion price of the Common Stock was $0.539 per share. The exercise price of the Warrant is $1.05 per share. The Warrant is immediately exercisable and expires in five years if not previously exercised. These transactions were exempt from registration in reliance on the exemptions under Section 3(a)(9) and Section 4(2)of the Securities Act of 1933, as amended.

     The total amount of the funds required to purchase the subject securities was and is anticipated to be furnished from the personal funds of the Reporting Persons or the investment capital of the client or clients of the Reporting Persons. No part of the purchase price was or is anticipated to be borrowed by such Reporting Persons or their clients for the purpose of acquiring such securities.

ITEM 4.     PURPOSE OF TRANSACTION.

     (a)     The response to Item 3 is incorporated herein by reference.

     In addition, the Reporting Persons may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the capital stock of the Issuer or become the beneficial owner of additional shares of the capital stock of the Issuer by causing Sunra to acquire such additional shares of the Issuer’s capital stock,

SCHEDULE 13D

CUSIP No. 71940B208	Page 6 of 10 Pages

or engage in discussions with the Issuer concerning further acquisitions of shares of the Issuer’s capital stock or further investments in the Issuer. The Reporting Persons intend to review Sunra’s investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer’s, the Issuer’s business and prospects, other investment and business opportunities available to such Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

     The Issuer may choose to grant additional shares of Common Stock or options to purchase shares of Common Stock in the future to Waechter in connection with his service as a director of the Issuer.

     (b)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

     (d)     In connection with the purchase of debentures on February 16, 2005 and the conversion of such debentures into stock on July 27, 2005, pursuant to that certain Amended and Restated Investor Rights Agreement dated February 16, 2005 (as amended), the Issuer granted Sunra the right to nominate a director of the Issuer. Sunra, at the instruction of the Reporting Persons, proposed that the Board appoint Waechter to fill a vacancy on the Board, and the Board appointed Waechter as a Class III director to fill such vacancy on August 10, 2005. Waechter’s term will expire at the next annual meeting of stockholders. At this time, the Reporting Persons have no present plans or proposals to make any additional changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors.

     (e)     The response to Item 3 is incorporated herein by reference.

     (f)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure.

     (g)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

SCHEDULE 13D

CUSIP No. 71940B208	Page 7 of 10 Pages

     (i)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j)     The Reporting Persons do not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)     The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 19,794,672 shares of Common Stock outstanding as of August 1, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2005, plus shares currently issuable upon exercise of the Warrant.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Row 10 of cover page for each Reporting Person.

     By virtue of the fact that, pursuant to the Management Agreement, CPC has sole voting and dispositive power over the subject shares and Warrant held by Sunra, and that Waechter is the sole member and manager of CPC, Waechter and CPC may be deemed to share voting and dispositive power over the subject shares held by Sunra.

     (c)     Except as set forth in Items 3 and 5 above, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days.

     (d)     Except as set forth in Item 3, no person other than the beneficial owners referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by Sunra.

     (e)     Not applicable.

SCHEDULE 13D

CUSIP No. 71940B208	Page 8 of 10 Pages

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 are incorporated herein by reference. Except as otherwise described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Title

A	Joint Filing Agreement dated November 18, 2005 between the Reporting Persons.

B	Management Agreement, dated as of September 9, 2002, between between Sunra and California Pacific Capital LLC.

B	Convertible Note, Warrant and Common Stock Purchase Agreement dated February 15, 2005.*

C	Amended and Restated Investor Rights Agreement dated February 15, 2005 (as amended).*

D	Subordinated Convertible Noted dated February 15, 2005.*

E	Form of Warrant dated February 15, 2005.*

*Incorporated by reference to Exhibits 10.3, 10.5, 10.6 and 10.7, respectively, filed with the Company’s Form 10-Q filed May 31, 2005.

SCHEDULE 13D

CUSIP No. 71940B208	Page 9 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2005

/s/ Joseph Waechter

JOSEPH WAECHTER, an individual

CALIFORNIA PACIFIC CAPITAL LLC

By /s/ Joseph Waechter

By: Joseph Waechter
Its: Manager

CUSIP No. 71940B208	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

          In accordance with Rule 13(d)-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached Statement on Schedule 13D and to all amendments to such statement.

          IN WITNESS WHEREOF, the undersigned execute this agreement on November 18, 2005.

/s/ Joseph Waechter

JOSEPH WAECHTER, an individual

CALIFORNIA PACIFIC CAPITAL LLC

By /s/ Joseph Waechter

By: Joseph Waechter
Its: Manager